

Jake Sandler · 2nd

CEO at ChangeRoots | Entrepreneur x Investor | Civic Tech x Social Impact

Washington, District Of Columbia · 500+ connections ·

Contact info

 **ChangeRoots**

Tulane University

Experience



CEO
ChangeRoots
Feb 2018 – Present · 2 yrs 5 mos
Washington D.C

Post Tribalism. Post Hatred. Post Partisan.

The ChangeRoots app helps people motivate politicians to do better.

Our app launched March 3rd 2020.
The post partisan movement has begun.
The world is ready.



Director of Strategy & Business Operations
Asurity Technologies
Jun 2015 – Feb 2018 · 2 yrs 9 mos
Washington, D.C.

At Asurity Technologies we built a regtech platform that empowers lenders to establish compliance through a suite of products. RiskExec, a SaaS analytic solution, helps lenders proactively manage fair lending and redlining risk and submit for HMDA and CRA. MPG Docs

see mor

generates 100% accurate residential mortgage documents compliant with all local ... see mor



Analyst
Treliant Risk Advisors
Apr 2014 – Jun 2015 · 1 yr 3 mos
Washington, DC

Product Innovation | Selected to small team tasked with transforming a core recurring consulting project into a proprietary methodology

Enterprise Change Management | Designed and implemented company-wide quality ...see mor

Legislative Associate
Smith Dawson & Andrews
Jul 2013 – Mar 2014 · 9 mos
Washington, D.C.



Media Assistant
GMMB
Jun 2012 – Nov 2012 · 6 mos
Washington D.C.

Show 1 more experience ⌄

Education

Tulane University
School of Liberal Arts; Bachelor of Arts, Political Economy, Spanish
2008 – 2012

IFSA-Butler, Universidad Torcuato Di Tella
2010 – 2010

Thesis: The 2001 Argentine Economic Crisis (written in Spanish)

Skills & Endorsements

Financial Regulation

Mortgage Lending

Regulatory Compliance

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Recommendations

Received (0)   **Given (1)**



Pratik Patel
QA E2E Consultant
December 17, 2019, Jake
managed Pratik directly

Pratik created and executed manual and automated testing
our entire webapp as it was being built and put into product
He was incredibly professional, diligent, skilled and
communicative at every step of the process. I can honestly
we felt much greater peace of mind knowing Pratik ... See r

Accomplishments

1   **Language**
    Spanish

Interests



LinkedIn News
3,079,981 followers



Temerity Capital Partners
217 followers



Smith Dawson & Andrews
57 followers



LendingHome
4,894 followers



Reid Hoffman
Entrepreneur. Product Strategist. Invest...
2,320,829 followers



Treliant
8,838 followers

See all